PROCESSED
JUN 22 2004
THOMSON FINANCIAL

Hylsamex
Mexico's Steel

RECEIVED
2004 JUN 21 P 12:35
OFFICE OF INTERNATIONAL CORPORATE FINANCE

File No. 82-4252

June 10, 2004

04030836

SUPPL

Securities and Exchange Commission
Office of International Corporate Finance
Division of Corporation Finance
Mail Stop 3-2
450 Fifth Street, N.W.
Washington, D.C. 20549 U.S.A.

Subject: Hylsamex S.A. de C.V. – Exemption Pursuant to Rule 12g3-2(b) Under the Securities Exchange Act of 1934

Dear Sir or Madam:

In accordance with Rule 12g3-2(b) under the Securities Exchange Act of 1934 (the "1934 Act"), Hylsamex S.A. de C.V., a corporation organized under the laws of Mexico ("Hylsamex"), hereby furnishes to the U.S. Securities and Exchange Commission (the "Commission") the information identified on the attached Exhibit List.

As provided by Rule 12g3-2(b), the information and documents contained herein and furnished herewith shall not be deemed to be "filed" with the Commission or otherwise subject to the liabilities of Section 18 of the 1934 Act, and the furnishing of any such information or documents shall not constitute an admission for any purpose that Hylsamex is subject to the 1934 Act.

Kindly acknowledge your receipt of this letter and the enclosures furnished herewith by stamping the enclosed copy of this letter and returning the same to us in the enclosed self-addressed envelope.

Yours truly,

HYLSAMEX, S.A. de C.V.

dlw 6/22

By: Ismael de la Garza
Ismael De La Garza

Encl.

EXHIBIT LIST

Exhibit No.	Description	Date
1	Filing to Bolsa Mexicana de Valores S.A. de C.V. (Mexican Stock Exchange): Hylsamex calls for extraordinary shareholders' meeting on June 25, 2004.	June 10, 2004
2	Press Release and Filing to Bolsa Mexicana de Valores S.A. de C.V. (Mexican Stock Exchange): Hylsamex calls for extraordinary shareholders' meeting on June 25, 2004.	June 10, 2004

EMISNET

RECEIVED
2004 JUN 21 P 12: 31
OFFICE OF INTERNATIONAL
CORPORATE FINANCE

Emisora: HYLSAMEX, S.A. DE C.V..

Usuario: GERARDO ANTONIO GONZALEZ VILLARREAL.

Nombre del sobre: CONVEXTR.ens

Longitud del sobre: 9533 bytes.

Fecha de recepcion: Jun 10 2004 7:50:05:530AM.

Folio de recepcion: 52461.

Los Archivos recibidos son los siguientes:

Nombre del archivo	Tipo de Archivo	Descripcion
convextr.bmv	1	Convocatoria de Asamblea Extraordinaria

Los Archivos NO recibidos son los siguientes:

Nombre del archivo	Error


BOLSA MEXICANA DE VALORES

Convocatoria de Asamblea Extraordinaria de HYLSAMEX, S.A. DE C.V.


Marca
5726 6677
y podrás obtener cotizaciones en tiempo real de índices y emisoras del mercado bursátil.

Fecha de Recepción en BMV: 2004-06-10 07:50:00.0

Prefijo:
CONVEXTR

Clave Cotización:
HYLSAMX

Serie:

Razón Social:
HYLSAMEX, S.A. DE C.V.

Tipo Asamblea:
EXTRAORDINARIA

Fecha Celebración:
25/6/2004

Lugar:
oficinas corporativas en Avenida Munich 101, Col. Cuauhtémoc, San Nicolás de los Garza, Nuevo León

Hora:
12:00

Orden del Día:
1. Propuesta del Consejo de Administración consistente en:

a) Sujeto a la aprobación de la Comisión Nacional Bancaria y de Valores, aumentar el capital social en su parte mínima fija no sujeta a retiro al amparo del primer párrafo de la fracción II del Artículo 14 Bis 3 de la Ley del Mercado de Valores, mediante la emisión de una nueva Serie "L" integrada hasta por 180 millones de acciones no suscritas, de voto restringido, nominativas, de libre circulación, sin expresión de valor nominal, convertibles en acciones ordinarias con plenos derechos de voto de la Serie "B", actualmente en circulación, al término de un año contado a partir de la fecha de su primera cotización en la Bolsa.

b) Autorizar que las nuevas acciones de la Serie "L" se suscriban en dólares moneda de curso legal en los Estados Unidos de América y se paguen íntegramente al momento de la suscripción, pudiendo realizarse el pago en moneda nacional, a su equivalencia en pesos mexicanos.

c) Delegar en el Presidente del Consejo de Administración las facultades (i) de determinar, con posterioridad a la celebración de la asamblea, el precio de suscripción por acción, el cual se dará a conocer para todos los efectos legales que correspondan (incluyendo el relativo al ejercicio de los derechos de preferencia aplicables); y (ii) de asignar la cantidad por acción que corresponda para incrementar el capital social de Hylsamex y el monto correspondiente como prima adicional por suscripción de acciones para incrementar el capital contable de Hylsamex.

d) Acordar que si el aumento de capital no se suscribe íntegramente dentro de los noventa días siguientes a la fecha de su primera cotización en la Bolsa, el capital social y contable de Hylsamex se incremente sólo en la cuantía de las suscripciones efectuadas, cancelándose las acciones no suscritas ipso facto.

2. Reformas y adiciones para ajustar los Artículos de los Estatutos Sociales a lo que se acuerde en la Asamblea; facultándose al Consejo de Administración para que: (i) una vez efectuado el aumento de capital, inserte en la redacción del Artículo 7 de los Estatutos Sociales las cifras finales del monto del capital social de Hylsamex en moneda nacional y el número de acciones que integran la Serie "L" del capital social de Hylsamex y (ii) una vez convertidas las acciones de la Serie "L" en acciones ordinarias de la Serie "B", inserte la subsecuente redacción del Artículo 7 de los Estatutos Sociales que refleje la consolidación de todas las acciones en que se divide el capital social en una única Serie "B". En su oportunidad el Secretario del Consejo de Administración dará a conocer lo anterior para constancia.

3. Designación de delegados especiales y acuerdos complementarios para la instrumentación de todos los anteriores.

4. Lectura y, en su caso, aprobación del acta de la Asamblea.

Requisitos de Asistencia:
A fin de acreditar el derecho de asistencia a la Asamblea, los accionistas, así como los titulares de los Hylsamx CPOs ("CPOs"), deberán estar inscritos los primeros en el Registro de Acciones que al efecto lleva la Sociedad y los segundos con las constancias de depósito a que se refiere el artículo 78 de la Ley de Mercado de Valores. En ambos casos se requerirá el depósito de los títulos de sus acciones, o en su caso, de los CPOs, ya sea ante la Secretaría de la Sociedad, en cualquier institución de crédito del país o en la S.D. INDEVAL, S.A. de C.V., Institución para el Depósito de Valores ("INDEVAL"). Si el depósito no se realiza en la Secretaría de la Sociedad, la institución que lo reciba deberá expedir la constancia relativa y entregar un ejemplar al interesado y copia a la Secretaría de la Sociedad.

De conformidad con el Artículo 78 de la Ley del Mercado de Valores, tratándose de acciones y CPOs depositados en el INDEVAL, será necesario que el depositante, además de la constancia de depósito antes mencionada, proporcione a la Secretaría de la Sociedad una lista con los nombres, denominaciones o razones sociales de los titulares y la cantidad de acciones y CPOs propiedad de cada titular.

El depósito de los títulos de las acciones y CPOs en la Secretaría de la Sociedad o, en su caso, la entrega de las constancias de depósito de los mismos, deberán llevarse a cabo en horas de oficina desde el día de la publicación de la convocatoria hasta, a más tardar, el segundo día hábil anterior al de la celebración de la Asamblea.

Los accionistas y titulares de CPOs podrán hacerse representar en la Asamblea por apoderados, mediante simple carta poder, o para aquéllos que lo deseen, mediante poder otorgado en los formularios a que se refiere el Artículo 14 Bis 3 de la Ley del Mercado de Valores. En ambos casos, la Secretaría de la Sociedad deberá recibir los poderes con la anticipación señalada anteriormente.

La Secretaría de la Sociedad se encuentra en Ave. Munich No. 101, Col. Cuauhtémoc, San Nicolás de los Garza, Nuevo León.

San Nicolás de los Garza, N.L. a 9 de Junio de 2004.

Hylsamex, S.A. de C.V.
File No. 82-4252

Hylsamex
Mexico's Steel

HYLSAMEX Calls for Extraordinary Shareholders' Meeting

MONTERREY, MEXICO, June 10, 2004 -- HYLSAMEX, S.A. de C.V. (BMV: HylsamxB, HylsamxCPO) announced today that it has called for an extraordinary shareholders' meeting to take place on June 25, 2004. The purpose of the meeting is to approve a new issuance of HYLSAMEX shares. If approved and upon subscription, he proceeds from the issuance would be used to prepay debt, as a further step in management's ongoing effort to continue strengthening HYLSAMEX's capital structure and increase financial flexibility.

The new HYLSAMEX shares will not be registered under the US Securities Act of 1933, and may not be offered or sold in the United States absent such registration or an applicable exemption from the registration requirements of such act.

This press release contains forward-looking statements that have been prepared on management's best estimates and external data. These assumptions involve judgments with respect to, among other things, future economic, competitive and financial market conditions and future business decisions, all of which are difficult or impossible to predict accurately. Hylsamex does not assume any responsibility for the accuracy of this forward-looking information.

###

For more information contact:

Othón Díaz Del Guante
Hylsamex, S.A. de C.V.
(52-81) 8865-1240
odiaz@hylsamex.com.mx

Ismael De La Garza
Hylsamex, S.A. de C.V.
(52-81) 8865-1224
idelagarza@hylsamex.com.mx

Hylsamex, S.A. de C.V.
File No. 82-4252

Hylsamex
El Acero de México®

HYLSAMEX Convoca a Asamblea General Extraordinaria de Accionistas

MONTERREY, MEXICO, Junio 10, 2004 -- HYLSAMEX, S.A. de C.V. (BMV: HylsamxB, HylsamxCPO) anunció hoy que ha convocado a una asamblea general extraordinaria de accionistas, a realizarse el 25 de junio de 2004. El propósito de la asamblea será aprobar una nueva emisión de acciones de HYLSAMEX. De obtener la aprobación y realizarse la suscripción, bs fondos obtenidos se utilizarían para el prepago de deuda, como un paso adicional en los esfuerzos continuos de la administración para seguir fortaleciendo la estructura de capital de HYLSAMEX y aumentar su flexibilidad financiera.

Este comunicado contiene aseveraciones acerca del futuro preparadas por la administración, basadas en las mejores estimaciones y datos externos. Los supuestos incluyen apreciaciones en relación a condiciones económicas, competitivas y financieras, entre otras, así como a futuras decisiones de negocio, las cuales son difíciles o imposibles de predecir con certez a. Hylsamex no asume responsabilidad alguna acerca de la exactitud de la información proyectada.

###

Para información adicional:

Othón Díaz Del Guante
Hylsamex, S.A. de C.V.
(52-81) 8865-1240
odiaz@hylsamex.com.mx

Ismael De La Garza
Hylsamex, S.A. de C.V.
(52-81) 8865-1224
idelagarza@hylsamex.com.mx

EMISNET

Emisora: HYLSAMEX, S.A. DE C.V..

Usuario: GERARDO ANTONIO GONZALEZ VILLARREAL.

Nombre del sobre: EVENTORE.ens

Longitud del sobre: 4864 bytes.

Fecha de recepcion: Jun 10 2004 8:12:07:243AM.

Folio de recepcion: 52462.

Los Archivos recibidos son los siguientes:

Nombre del archivo	Tipo de Archivo	Descripcion
eventore.bmv	1	Eventos Relevantes

Los Archivos NO recibidos son los siguientes:

Nombre del archivo	Error


BOLSA MEXICANA DE VALORES

Eventos Relevantes de HYLSAMEX, S.A. DE C.V.



Fecha de Recepción en BMV: 2004-06-10 08:12:00.0

Prefijo:
EVENTORE

Clave Cotización:
HYLSAMX

Fecha:
10/6/2004

Razón Social:
HYLSAMEX, S.A. DE C.V.

Lugar:
SAN NICOLAS DE LOS GARZA, NUEVO LEON

Asunto:
PARA SU PUBLICACION INMEDIATA

Eventos Relevantes:
MONTERREY, MEXICO, Junio 10, 2004 -- HYLSAMEX, S.A. de C.V. (BMV: HylsamxB, HylsamxCPO) anunció hoy que ha convocado a una asamblea general extraordinaria de accionistas, a realizarse el 25 de junio de 2004. El propósito de la asamblea será aprobar una nueva emisión de acciones de HYLSAMEX. De obtener la aprobación y realizarse la suscripción, los fondos obtenidos se utilizarían para el prepago de deuda, como un paso adicional en los esfuerzos continuos de la administración para seguir fortaleciendo la estructura de capital de HYLSAMEX y aumentar su flexibilidad financiera.

Este comunicado contiene aseveraciones acerca del futuro preparadas por la administración, basadas en las mejores estimaciones y datos externos. Los supuestos incluyen apreciaciones en relación a condiciones económicas, competitivas y financieras, entre otras, así como a futuras decisiones de negocio, las cuales son difíciles o imposibles de predecir con certeza. Hylsamex no asume responsabilidad alguna acerca de la exactitud de la información proyectada.

Para información adicional:

Othón Díaz Del Guante
Hylsamex, S.A. de C.V.
(52-81) 8865-1240
odiaz@hylsamex.com.mx

Ismael De La Garza
Hylsamex, S.A. de C.V.
(52-81) 8865-1224
idelagarza@hylsamex.com.mx